UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 000-55509

Plymouth Rock Technologies Inc.
(Translation of registrant's name into English)

300 - 2015 Burrard Street, Vancouver, British Columbia
Canada V6J 3H3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated November 22, 2017
99.2	Material Change Report dated December 1, 2017
99.3	Material Change Report dated December 28, 2017
99.4	Material Change Report dated January 16, 2018
99.5	Material Change Report dated April 25, 2018
99.6	Material Change Report dated May 10, 2018
99.7	Material Change Report dated May 18, 2018
99.8	Material Change Report dated October 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLYMOUTH ROCK TECHNOLOGIES INC.
(Registrant)

Date: January 8, 2019	By:	/s/ Vivian Katsuris

Vivian Katsuris
	Title:	President and CEO